Exhibit 99.2

CALEDONIA MINING CORPORATION	AUGUST 08, 2011
Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial position of Caledonia Mining Corporation ("Caledonia”) is for the fiscal quarter ended June 30, 2011 and the period until August 8, 2011. It should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements as at June 30, 2011 and the Annual Report for the year ended December 31, 2010, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  These Unaudited Condensed Consolidated Financial Statements and related notes have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standard 34 (“IAS 34”) – Interim Financial Reporting. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles to IFRS is set out in Note 21 to these condensed financial statements.

Note that all currency references in this document are to Canadian Dollars.

Contents of the MD&A

1.	Forward Looking Statements
2.	Overview
3.	Highlights for the Quarter ended June 30, 2011 (2nd Quarter 2011)
4.	Summary Financial Results for the 2nd Quarter 2011
5.	Operations at the Blanket Gold Mine, Zimbabwe
5.1.	Safety, Health and Environment
5.2.	Social Investment
5.3.	Gold Production
5.4.	Operating Costs
5.5.	Underground
5.6.	Capital Projects
5.7.	Mineral Reserves and Resources
5.8.	Indigenization
5.9.	Risks
5.10.	Opportunities
5.11.	Outlook
6.	Exploration and Project Development
6.1.	Base Metals: Nama Copper/Cobalt Project – Zambia
6.2.	Gold: Zimbabwe
6.3.	PGE/Ni/Cu: Rooipoort (including Grasvally) and Mapochsgronde - South Africa
7.	Investing
8.	Financing
9.	Liquidity and Capital Resources
10.	Off-Balance Sheet Arrangements
11.	Related Party Transactions
12.	Critical Accounting Policies
13.	Securities Outstanding
14.	Controls
15.	Qualified Persons

1.   FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to Caledonia’s expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties.  Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.  Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves many assumptions, risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

2.   OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa.  The Corporation’s primary assets are an operating gold mine in Zimbabwe (the “Blanket Mine”), a base metals exploration project in Zambia (the “Nama Property”) and platinum and base metal (PGE) projects in South Africa (“Rooipoort/Mapochs”).

Caledonia’s shares are listed on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on NASDAQ-OTCBB as “CALVF”.

The Corporation’s business model is to identify and/or acquire properties or projects early in the development cycle which have the potential to become viable operations, and then add value by developing the asset, either as an operator or through joint venture agreements.  The possibility of divestiture in whole or part will be considered at different points in time and will be governed by the benefit to shareholders.

3.   HIGHLIGHTS FOR THE QUARTER ENDED JUNE, 30 2011 (“2nd QUARTER 2011”)

•
Gold produced at the Blanket Mine in Zimbabwe increased by 12% to 8,226 ounces from the 7,322 ounces produced in the preceding quarter.  Gold production in the quarter was 141% higher than the 3,408 ounces of gold produced in 2nd quarter 2010.

•	The average price per ounce of gold sold in the 2nd quarter of 2011 was US$1,512 compared to US$1,192 in the 2nd quarter of 2010.

•	Gross Profit (i.e. before depreciation, amortization and administrative expenses) was $6,226,000 compared to $1,534,000 in the 2nd quarter of 2010.

•	Caledonia recorded net profit before tax of $3,836,000 compared to $413,000 in the 2nd quarter of 2010.

•	Average gold recovery increased to 92.9% from 92.2% in the first quarter 2011, reflecting the recent investment in the milling and Carbon-in-Leach (“CIL”) circuits.

•	Cash operating costs at the Blanket Mine in the quarter were US$585 per ounce of gold produced, compared to US$648 per ounce in the 1st quarter of 2011 and US$816 per ounce in the 2nd quarter of 2010.

•
Blanket made statutory payments in the quarter totalling US$3,307,000 (US$1,442,000 – Q1 2011) in respect of direct and indirect taxes, royalties, licence fees and other payments to the Government of Zimbabwe.

•	At June 30, 2011 the Corporation had cash and cash equivalents (net of the bank overdraft) of $2,612,000 (March 31, 2011 $1,406,000).

•
The 2011 drilling program commenced in March 2011 at the Konkola West area of the Nama base metals project in Zambia to identify whether typical copper-belt type mineralisation, which is the primary type of mineralisation found in Zambian copper and cobalt deposits, exists similar to that on the adjacent property to the east of the Nama Licence Area. This initial phase of the drilling programme, which comprises 4 holes, continues. At the end of the 2nd quarter, 2 holes had been drilled and the drill rig was being moved to the 3rd hole.  The conclusions arising from this program will be made available when management has received and evaluated all of the results of this stage of the program.  This is anticipated to be in the 4th Quarter of 2011.

4.   SUMMARY FINANCIAL RESULTS FOR 2nd QUARTER 2011

The table below set out the unaudited condensed consolidated profit and loss for the three months and the six months ended June 30, 2011 and 2010.

Condensed Consolidated Statement of Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended June 30		For the 6 months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Revenue	11,990	4,154	23,216	8,614
Royalty	(593)	(147)	(1,048)	(292)
Production costs	(5,171)	(2,473)	(10,121)	(5,755)
Amortization	(633)	(575)	(1,206)	(1,160)
Gross profit	5,593	959	10,841	1,407
Administrative expenses	(1,733)	(469)	(2,679)	(895)
Share-based payment	-	-	(1,102)	-
Results from operating activities	3,860	490	7,060	512
Finance income	-	63	-	162
Finance expense	(24)	(140)	(179)	(154)
Profit before income tax	3,836	413	6,881	520
Income tax expense	(962)	(2)	(2,112)	(2)
Profit for the period	2,874	411	4,769	518
Profit/(loss) on foreign currency translation	(361)	575	(1,075)	(101)
Total comprehensive income for the period	2,513	986	3,694	417
Earnings per share (cents)
Basic	0.58	0.08	0.96	0.10
Diluted	0.54	0.08	0.88	0.10
Weighted average number of common shares outstanding (thousand)
Basic	500,313	500,169	500,241	500,169
Diluted	542,853	500,169	542,781	500,169

Administrative expenses in the 2nd quarter included regional office expenses of $226,000 ($68 - 2010), withholding taxes paid $1,010,000 (nil – 2010), management contract fee $207,000 ($196,000 – 2010) audit fees $120,000 ($65,000 – 2010) and other expenses of $170,000 ($140,000 – 2010).

The taxation charge in the 2nd quarter is made up of an income tax estimate of $853,000 ($2,000 – 2010) and an increase in deferred tax of $109,000 (nil – 2010).

The table below sets out the unaudited condensed statement of cash flows for the six months to June 30, 2011 and 2010.

Condensed Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For the 6 months ended June 30
	2011	2010
	$	$
Cash flows from operating activities
Profit for the period	4,769	518
Adjustments for:
Reconcile net cash from operations	4,580	957
Changes in non-cash working capital	(512)	139
Income tax paid	(1,312)	(2)
Net cash from operating activities	7,525	1,612

Cash flows from investing activities
Property, plant and equipment additions	(5,171)	(3,438)
Sale of investment	-	51
Net cash used in investing activities	(5,171)	(3,387)

Cash flows from financing activities
Bank overdraft increase	1,675	1,766
Finance expense	(179)	(154)
Finance income	-	162
Shares issued	38	-
Net cash from (used in) financing activities	1,534	1,774

Net increase in cash and cash equivalents	3,888	(1)
Cash and cash equivalents at beginning of period	1,145	1,623
Cash and cash equivalents at end of period	5,033	1,622

Cash generated by operations at the Blanket Gold mine in Zimbabwe increased substantially due to the increased gold production, higher gold prices and lower cash operating costs.  Blanket made significant income tax payments in the quarter due to increased profitability.  The increase in the bank overdraft is largely due to a Zimbabwe tax payment at the end of the quarter. Additions to capital equipment primarily relates to the remaining generators which were installed at Blanket; the raise boring of the ventilation raise at Blanket, and the drilling at Nama, all of which is set out in sections 5.3 and 6.1.

The table below sets out the unaudited, condensed, consolidated statement of Caledonia’s financial position at June 30, 2011 and December 31, 2010.

Condensed consolidated statements of financial position (unaudited)
(In thousands of Canadian dollars)
As at	June 30,	December 31,
	2011	2010
	$	$
Total non-current assets	31,382	28,348
Inventories	2,826	2,620
Prepayments	89	93
Trade and other receivables	4,028	2,314
Cash and cash equivalents	5,033	1,145
Total assets	43,358	34,520
Total non-current liabilities	7,995	7,070
Trade and other payables	5,287	3,882
Bank overdraft	2,421	747
Total liabilities	15,703	11,699
Capital and reserves	27,655	22,821
Total equity and liabilities	43,358	34,520

Trade and other receivables represent receivables due from Rand Refineries for gold sales and from the Zimbabwe Revenue Authority (“ZIMRA”) in respect of recoverable Value Added Tax (VAT).  The increased level of receivables reflects Blanket’s increased level of production and the higher price of gold.  All of the receivables due from Rand Refineries had been received after the end of the quarter.  The VAT receivable is closely monitored and actively managed so as to ensure that it remains within acceptable parameters.  The bank overdraft was provided by Blanket’s Zimbabwe bankers and remained within its agreed limit throughout the quarter.  Discussions are in progress relating to the renewal of this facility on acceptable terms.

The following information is provided for each of the eight most recent quarterly periods of Caledonia - ending on the dates specified - in thousands of Canadian Dollars.  The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS, unless specified below.

($000’s-except per share amounts.)	June 30/11	Mar 31/11	Dec 31/10	Sept 30/10	June 30/10	Mar 31/10	Dec 31/09	Sept 30/09
	Under IFRS						Under Canadian GAAP
Revenue from operations	11,990	11,226	7,445	6,331	4,154	4,458	4,263	4,932
Profit/ (loss) after tax from operations	2,909	1,894	351	736	411	110	(3,738)	826
Earnings per share – basic (cents)	0.58	0.38	0.07	0.15	0.08	0.02	(0.75)	0.17
Earnings per share -diluted (cents)	0.54	0.35	0.07	0.15	0.08	0.02	-	-
No of shares basic ‘000	500,313	500,169	500,169	500,169	500,169	500,169	500,169	500,169
No of shares diluted ‘000	542,853	542,709	503,472	503,472	500,169	500,169	500,169	500,169

Note:	The effect of the dilution on the earnings per share has not been calculated for 2009 as the result was a loss and the diluted earnings per share would be anti-dilutive.

The effect of the transition to IFRS and the reconciliation from Canadian GAAP to IFRS can be seen in Note 21 of the Condensed Consolidated Financial Statements.

5.           OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

The primary focus of the Blanket Mine in Zimbabwe for the quarter under review was on the completion of the ore pass from 18 to 22 Level, the commissioning of the standby generator system, the completion of the ventilation raise between 14 and 22 Level and achieving further increases in production.  Further major capital investment at Blanket and the satellite projects has been largely curtailed pending clarification of the implementation of the indigenization policy of the Government of Zimbabwe.

5.1	Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded for the three months and six months to June 30, 2011 and 2010.

Blanket Mine Safety Statistics
	For the 3 months ended June 30		For the 6 months ended June 30
	2011	2010	2011	2010
Lost time injury	1	0	1	0
Occupational illness	0	0	0	1
Medical aid	2	0	5	3
Restricted work activity	5	2	14	5
First aid	10	5	12	8
Total	18	7	32	17
Incidents	8	14	14	25
Near misses	1	6	8	19

Man-hours worked	630,259	508,161	1,241,902	1,077,694

During the 2nd quarter, Blanket’s employees received 951 training modules either in respect of their designated role, and/or on general health, safety procedures and first aid.

There were no adverse environmental issues during the quarter.  Water sampling results from the 14 monitoring holes downstream of the tailing dams continue to verify satisfactory environmental controls. Water usage in the quarter was 6% lower than in the previous quarter and 12% higher than the comparable quarter of 2010 due to the increased tonnes mined and processed.

5.2	Social Investment

During the quarter, Blanket Mine spent approximately US$205,000 on community and social investment projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees. In the quarter, Blanket made total payments to the Zimbabwean Government and its agencies of over US$3.3 million in respect of mining royalties, taxes and other non-taxation charges.  Blanket also made payments to the Zimbabwe Electricity Supply agency (“ZESA”) in the quarter totalling US$1.14 million, of which US$0.63 million represents the premium payment which is required to secure a reasonably reliable electricity supply.

5.3	Gold Production

8,226 ounces of gold were produced in the 2nd quarter, a 12.3% increase on gold produced during the 1st quarter of 2011 and a 141 % increase on gold produced during the 2nd quarter of 2010.  Tonnes milled, average grades, recoveries and gold produced during July 2011, the 2nd quarter 2011, and the preceding 4 quarters are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled	Gold Head (Feed) Grade(g/t)	Recovery	Gold Ounces Produced	Average sales price per ounce of gold sold (US$/oz)
July	2011	24,988	3.69	92.0	2,761	1,630
Second quarter	2011	60,913	4.52	92.9%	8,226	1,512
First quarter	2011	61,437	4.02	92.2%	7,322	1,397
Fourth quarter	2010	51,313	4.15	91.1%	6,235	1,384
Third quarter	2010	41,594	4.04	91.3%	4,935	1,241
Second quarter	2010	30,788	3.79	90.8%	3,408	1,192

Production during the 2nd quarter of 2011 and in July 2011was higher than the period April to July 2010 due to the continued ramp-up in production following the completion of the #4 shaft project in 2010. The tonnes mined were lower than originally planned due to the constraints experienced during the quarter in the movement of materials underground, particularly on 22 Level (750 m below surface datum). All waste material generated by the raise boring operations had to be removed on a continuous basis via the 22 Level haulage which caused tramming congestion and restricted production. Work on raise boring the ore pass commenced on February 10th and was completed in late May, with the final equipping of the ore pass on 18 and 22 Level being completed by late July. This ore pass will remove the production constraints and the costs of double handling ore mined on 18 Level.  The ventilation raise was completed on July 28, 2011. The raise-boring contractor encountered a number of unexpected equipment-related delays during the raise boring project which took 2.5 months longer than anticipated and disrupted production throughout the period of operation.  The dismantling, removal and hoisting of the raise borer and its rods to surface was underway at the end of July and should be completed by mid-August.

Additional factors which adversely affected mining production during the quarter included a shortage of spare parts for certain key items of equipment, and the need to improve some sections of the underground haulages to allow for increased locomotive shunting speeds.  The historic lack of investment due to the shortage of funding, which is common to virtually all mines in Zimbabwe, contributed to the unexpected increased incidence of equipment breakdowns at the higher production levels. These problems and their causes have been clearly identified and actions implemented to reduce the potential for reoccurrence. This action plan will be an area of key focus for underground management in the 3rd quarter.

In the metallurgical plant, the installation of a second new gyratory crusher, a new triple-deck screen and the commissioning of the standby generators required a 5 day planned interruption in production during the 2nd Quarter.  The new crushers and screen are operating well and are capable of providing adequate sized crushed ore for the mill feed well in excess of the 1000 tonnes per day (tpd) requirement. Their installation and the improved product size delivered to the mills has also contributed to the improvement in mill gold recovery and reduced plant operating costs.

The gold grade of the mined ore in the quarter was 4.52 g/t which was higher than the mine plan of 3.83g/t, although this was partially reversed in July as a result of a normalisation to Blanket’s mine plan. The plant operated at below the planned target due mainly to ore shortages caused by the various underground constraints detailed above.

Gold recoveries increased to 92.9%, which is higher than the planned recovery of 91% and the recovery of 92.2% which was achieved in the previous quarter.  The higher overall gold recovery reflects the improved consistency of the input material to the CIL circuit, which was due to the major improvements in the crushing and milling circuit and was achieved despite a reduction in the gravity plant gold recovered at 44% of the total gold recovered (normally about 50%).  Higher gold recoveries were also a result of recent investment in the CIL plant, including new agitator gearboxes and mixers, and the installation of an automated cyanide dosing system.

Power availability in the quarter remained reasonably stable following the new supply agreement which was signed with ZESA in October 2010.  As anticipated, ZESA was unable to maintain un-interrupted supply.  The standby generators, which were commissioned in early May, operated as designed for just 51 hours during the quarter and allowed Blanket to maintain full operations during the interruptions to normal electricity supply.  Generally, the plant consumables were at or below their planned consumption levels during the quarter.

5.4           Operating costs

The operating cash costs per ounce of gold produced during the quarter and the preceding 4 quarters are set out in the table below.

Blanket Mine Cash Costs (cost in US$ per ounce of gold produced)
	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Labour	324	232	211	208	175
Consumables	301	249	329	247	212
Electricity (incl. diesel)	97	105	167	145	154
Other admin costs	94	65	84	48	44
Total US$ cost/oz gold produced	816	651	791	648	585
Gold Ounces produced	3,408	4,935	6,235	7322	8,226

The average cost per ounce of gold produced is sensitive to production volumes and the 12% increase in gold production between the 1st and 2nd quarters of 2011 contributed to the 10% reduction in the cost per ounce of gold produced.  The improved recovery rate and more efficient usage of consumables, particularly grinding media and cyanide, also contributed to the reduced cost per ounce.  The completion of the new ore pass between 18 Level and 22 Level and the installation of the tipping station on 18 Level removed the requirement for multiple handling of ore and waste, thereby reducing handling costs further.

The extent of the overall cost reduction was adversely affected by a significant increase in labour costs.  Wage negotiations for the year to 31 December 2011 had reached deadlock and this matter was referred to arbitration in terms of Zimbabwe law.  The arbitrator awarded a pay rise of approximately 20% backdated to January 2011.  The Chamber of Mines has lodged an appeal against the arbitration award.  However, it is likely that there will be a further significant increase in labour rates for 2011.

In May 2011 the price of electricity supplied by ZESA increased to 12.77 cents/kWh from 10.5c/kWh in terms of the October 2010 supply agreement.  Electricity supplied in terms of this agreement, although expensive, is still considerably cheaper than the cost of electricity generated by the mine’s standby generators.

Further strengthening of the South African Rand against the US dollar second quarter – R6.77/US$1 ( first quarter – R6.98/US$1) also adversely affected the US dollar-denominated cost of consumables and capital items imported from South Africa.

5.5           Underground

The AR South ore body continued to provide the majority of ore during the quarter.  Average daily production from AR South above 18 Level (630m BMSL) provided approximately 30% of average daily ore.  Production from this area benefitted from the completion of the ore pass which means that ore can now be moved from the draw points on 18 Level to the 18 Level grizzlys and dropped directly via the raise bored ore pass onto the 22 Level (750m below surface datum) grizzlies feeding the ore bins above the crushing station (765m below surface datum) and the automated skip loading system (780m below surface datum).  Production from AR South mining area above 18 Level is scheduled to increase from the 2nd quarter level of 230 tpd to 350 tpd in Q3.  Production from AR South between 22 Level and 18 Level provided approximately 20% of average daily production in the 2nd quarter.  During the quarter a long hole drilling mining method was successfully introduced to parts of this area.  The balance of the stopes in this area will be converted from underhand stoping to long hole drilling during the 3rd quarter and this will result in increased production.  The up-dip development of the AR Main ore body continues on 18 Level and new production from this area is expected to commence in the 3rd quarter.  The balance of mining production came from the Lima and Eroica ore bodies, which averaged daily production in the quarter of 110 tonnes and 120 tonnes respectively.  Development at Lima and Eroica ore bodies continued during the quarter.

5.6           Capital Projects

Raise Boring
As noted in the 2010 MD&A, subsequent to the completion of the No. 4 Shaft Expansion Project, certain ore handling and ventilation limitations existed on 18 and 22 Levels. The ore handling limitations have now been addressed by raise boring an ore pass connecting 18 Level to the No. 2 grizzly tip on 22 Level above the ore bin.  The 120 meter long and 1.5 meter diameter ore pass was completed in late May.  The self-tipping ramp and grizzly on top of the ore pass on 18 Level was completed and commissioned by the end of May and the dead-box and discharge arrangement onto the Grizzly #2 on 22 Level was completed at the end of July.  This new ore pass has vastly improved the efficiency of delivering ore to the new underground crushing and hoist loading station by eliminating the necessity to double handle ore and waste generated on 18 Level via the No 6 winze down to 22 Level before it can be crushed and hoisted from the underground loading station to surface.

750m AR – Lima Haulage
Subsequent to the completion of the No. 4 Shaft Expansion Project, the development work recommenced on the 22 Level Haulage Extension Project.  This project will link the Blanket and Lima shafts on 22 Level and will also allow for the further down-dip exploration of the Blanket Mine’s known ore bodies.  Crosscuts (side tunnels) will be mined from the 18 and 22 Level Haulages to provide the required drilling platforms from which the ore bodies below the 22 Level can be drilled.  If this exploration is successful, this haulage will also allow for the rapid commencement of mining on any new mining areas defined.  Included in the 22 Level Haulage Extension Project scope of work was a 230 meter long ventilation raise between 14 and 22 Level to provide satisfactory ventilation on 22 Level, which would then allow double-shift blasting and will accelerate the daily rate of development advance. This ventilation raise was completed on the 28th July.  It is planned that all of the work on the 22 Level Haulage Extension Project and its cross-cuts will be carried out simultaneously with normal mining production with completion anticipated by the end of 2012.  The budgeted cost of the 22 Level Haulage Extension Project utilizing internal resources is about US$900 per meter advanced and equipped. The estimated capital cost for the planned 2,400 meter development, including the raise boring of the ventilation raise is approximately US$2.4 million, which will be funded from internal cash flows.

10MW x 33KV Standby Diesel Generating System
The erection of the new standby power generation building with its 20 tonne overhead travelling gantry and the installation of the four standby generators, transformers, the required incoming and outgoing 33KV reticulation and control systems was commissioned during the 2nd quarter.  The standby generating system allows Blanket to maintain full operations during interruptions to the normal electricity supply arising from load-shedding, line faults and other supply problems.  During the quarter, the standby generating system operated as designed during several interruptions to the normal electricity supply which totalled 51 hours and vindicates management’s decision to proceed with the installation of full standby generating capacity.

5.7           Mineral Reserves and Resources

An independent mineral reserve and resource report for the Blanket Mine calculated as at 31st December 2010 was prepared by the MSA Group, as the independent qualified person, in compliance with Canadian National Securities Instrument 43-101, and was published during the 2nd quarter.  The new report was prepared primarily for regulatory reasons and does not reflect any significant exploration work in recent years, due the lack of available funds for exploration activity in Zimbabwe.  Further NI 43-101 reports are expected to be issued from time to time in order to disclose the results of on-going operations and exploration work.

MINERAL RESERVES as at December 31, 2010 (based on a Gold Price of US$ 1100/oz)
Classification	Tonnes	Grade (Au g/t)	Gold Content (oz)
Proven Ore
Total Proven Ore including Pillars*	1,326,100	4.02	171,400
Probable Ore
Operating and Development Areas	2,513,700	3.66	295,800
Total Proven + Probable Ore	3,839,800	3.78	467,200
MINERAL RESOURCES (based on a Gold Price of US$ 1100/oz)
Classification	Tonnes	Grade (Au g/t)	Gold Content (oz)

Indicated	510,000	3.79	62,100

Inferred	2,408,200	5.01	**
Tonnages and ounces are rounded to the nearest 100
Note * Pillar tonnages are discounted by 50% Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.

Mr. Mike Robertson, Pr. Sci. Nat., and  Mr. Bruno Bvirakare, Pr. Sci. Nat., both consultants with The MSA Group are the “Independent Qualified Persons” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

5.8           Indigenization

In 2008 the Zimbabwean parliament passed the Indigenization and Economic Empowerment Act 2007 (“Act”) that stipulated that 51% ownership of all companies had to reside in the hands of Indigenous Zimbabwean citizens. In February 2010, Statutory Instrument 21 of 2010 was released which dealt with the regulations around the implementation of the Act. In terms of the regulations Blanket will have to submit an implementation plan which outlines how Blanket proposes to comply with the requirements of the Act within a 5 year period.

Blanket submitted its Indigenisation Implementation Plan to the Zimbabwe Government on May 9, 2011 in terms of the Indigenisation and Empowerment Act and associated Regulations. We await a formal response from the Zimbabwe Government.

The Corporation will continue to monitor the situation and is consulting widely on this issue.

5.9           Risks

Future risks are identified as set out below.

•
Indigenization: Indigenization legislation continues to be high on the Government’s political agenda making Zimbabwe an exceptionally difficult investment environment.  Uncertainty regarding Blanket’s obligations in respect of the implementation of Indigenization and the general climate of uncertainty that indigenization policies have created, creates multiple risks which include: investor uncertainty; uncertainty as to the level of any indigenization shareholding; uncertainty as to the terms on which any indigenization may be concluded; the identity of indigenization partners; uncertainty as to any future revenue obligations that may be required to offset a requirement for direct equity participation by indigenous parties and uncertainty as to any potential taxation implications of any indigenisation transaction.

•
Illegal mining: During the quarter there has been an increase in illegal mining activities at surface on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.

•
Increasing costs and taxes: notwithstanding the dollarization of the Zimbabwean economy. Blanket continues to experience significant upward cost pressures from labour, the state-owned electricity supplier, and from local and national government for levies, fees, royalties and other direct and indirect taxes.  The continued strength of the South African Rand against the United States Dollar also increases the US Dollar-denominated cost of materials and equipment which are imported to Zimbabwe from South Africa.

•
Succession planning:  the limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket mine is depleted.

•
Regulatory uncertainty:  Blanket’s existing licences and permits are in good standing.  However, in the context of political uncertainty and the lack of administrative transparency in Zimbabwe, there is the risk that licences and permits may be revoked or not renewed.

•
Reserve replacement: exploration activities at Blanket may not identify sufficient resources of an adequate grade and metallurgical composition to replace ore which has been depleted by mining activities.  Blanket has embarked on development and exploration programmes as set out in sections 5.7 (Lima Haulage) and 6.2.

5.10           Opportunities

•
Increased production: Completion of underground development works during the quarter and further attention to some ongoing maintenance issues during the 3rd and 4th quarters of 2011 should allow quarterly gold production to increase to a level of approximately 10,000 ounces by the start of the 4th quarter of 2011.  Blanket’s existing reserves and resources could support a further increase in production provided the necessary investments in the resource development are able to be made.

•
Surplus capacity: The mine currently has a daily average mining capacity of over 1,000 tonnes per day; the crushing and milling plant has the capacity to process approximately 1,800 tonnes of ore per day and the CIL plant has capacity of 3,800 tonnes per day. Any increased production arising from increased mining throughput could therefore be achieved with little or no capital investment and incurring only increased consumable costs to treat the increased throughput.

•
Exploration success: Blanket’s main exploration objectives are to accelerate the 22 Level Haulage Development Project and the related exploration of the down-dip extensions of the known ore bodies and to develop the GG and Mascot satellite exploration projects as rapidly as the investment climate in Zimbabwe allows.  Depending on exploration success, Blanket may be able to further increase its production levels within its proven and probable resource base.

•	Cost reductions: Blanket has several opportunities to further reduce its current operating costs:
o
the present crushing and milling plant currently has the capacity to treat approximately 1,800 tonnes of ore per day when mining is able to supply additional ore from the Blanket mine underground and from its exploration/development properties; and

o
Management has identified and estimated the essential underground expenditures that will be required to attain higher than the 1,000 tonnes per day currently targeted mining production levels.  Subject to a sustainable and satisfactory investment climate prevailing in Zimbabwe after an acceptable clarification of the Government’s indigenization requirements, capital could be allocated to upgrade certain metallurgical circuits, upgrade surface and underground facilities in order to further increase gold production, optimize the operations and reduce operating costs.

5.11           Outlook

As daily production levels have risen, Blanket has experienced more frequent breakdowns of key items of equipment, particularly compressors and underground loaders.  Blanket also needs to upgrade several areas of the underground haulages so that it can increase tramming speeds.  This will facilitate the tramming of the increased tonnages of ore now being mined underground to the 22 Level grizzlys for, crushing and loading.  It is now anticipated that production will increase to the targeted annualized production rate of about 40,000 ounces of gold per annum by the start of the 4th quarter.

The capacity of the Blanket crushing and milling plant of approximately 1,800 tonnes per day enables it to immediately treat additional feed material from the Blanket underground and from the GG and Mascot area mines if the planned exploration/development work is successful.

6     EXPLORATION AND PROJECT DEVELOPMENT

6.1	Base Metals: Nama Cobalt/Copper Project – Zambia

Three main styles of cobalt (“Co”) mineralization occur in the Nama area, the “A-type” cobalt oxide mineralization, the ‘D-type’ iron oxide bodies which are mostly enriched in Co, and the copper (“Cu”) dominated Ore Shale hosted Cu-Co mineralization, more common elsewhere in the Copperbelt, which is being exploited by neighbouring mines to the east and south of Nama.  Exploration activities at Nama have defined two resource targets (being “Konkola East” and “Kafwira”) characterized as belonging to the Ore Shale-hosted Cu-Co style of mineralization.  The Konkola East target is currently being investigated further with diamond drilling to confirm the existence of Copperbelt stratigraphy and drilling the first of four sequential holes at the Konkola East target area commenced in mid-March 2011.  As at the end of July the first hole has yet to be bottomed due to limitations of the drilling rods being used. The driller has arranged for suitable replacement rods and the hole will be completed with these new rods once they arrive on site. The second hole has been completed, and the third hole is being drilled and should be completed by the end of August.  This initial drilling program is expected to be completed early in the 4th quarter and the conclusions arising from this initial drilling program will be communicated during the 4th quarter once all the results have been evaluated.  Thereafter, depending on the results of this initial drilling program on Konkola East, drilling will continue on at Konkola East or on the Kafwira area and possibly on an additional, but similar, target we have recently defined.

6.2	Gold: Zimbabwe

The Corporation’s primary exploration activities in Zimbabwe are at the Blanket Mine, which are discussed in section 5.6 (Lima Haulage)  Other than at Blanket itself, Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering an area of about 2,500 hectares.  Blanket’s main exploration efforts on its satellite properties continue to be focused at this stage on the GG prospect and the Mascot Project Area, which are believed to have the greatest potential of success and which are both within easy and economic trucking distance of the Blanket plant.

Drilling programs were carried out at GG over the past 5 years.  Thirteen diamond cored holes were drilled amounting to 2,336 meters of drilling.  Two zones of potentially economic gold mineralization have been established down to a depth of approximately 200 m.  A prospect shaft has been sunk down to the first level as a first step to exposing the mineralization. Once the ZESA substation has been established which ZESA expects to have completed by early 2012 the deepening of the existing prospect shaft can be accelerated and underground development on the first and second levels will be advanced to expose the extent of the mineralization and to facilitate evaluation, sampling and mine planning.  Depending on the successful outcome of exploration work, production could be trucked to the Blanket plant for processing as the plant has existing surplus capacity.

The Mascot Project Area comprises three existing shafts (Mascot, Penzance and Eagle Vulture) each of which extend down to depths of up to 450 meters and other infrastructure, much of which is in need of extensive rehabilitation.  Each of these shafts operated until the mid-1960’s after which production ceased due to the increasing political difficulties at that time and the limitations of the technology that was then available.  Blanket management believes that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably on a sustainable basis, and not just at the prevailing high gold price.  The rehabilitation and installation of infrastructure at Mascot and Eagle Vulture mines continues although work at Mascot has been delayed by the failure of ZESA to provide a connection to the electricity grid.  ZESA expects to complete this connection by early 2012.  Depending on the outcome of exploration work, production could be trucked to the Blanket plant for processing as the plant has existing surplus capacity.

The rate of investment at GG and the Mascot Project Area has been reduced pending clarification of the intentions of the government of Zimbabwe regarding Blanket’s indigenization obligations and concluding an agreement with ZESA regarding the equipment costs and the time they require to construct the power lines.

6.3	PGE/Ni/Cu: Rooipoort and Mapochsgronde (including Grasvally) - South Africa

An application in terms of the provisions of the applicable Act is in progress to treat the 5 adjoining prospecting rights at Rooipoort as a single right and to extend the period of this consolidated right for a further three years.  The prospecting rights granted to the Corporation to prospect for Platinum Group Elements (PGE’s) on the major portions of the Mapochsgronde tribal trust land are currently in the process of registration.  A further application has been made for an adjoining property to the north of the rights granted above.  The Corporation is awaiting the issue of the prospecting right.

Activities at Rooipoort/Mapochs properties were suspended during 2010 due to the continued complete lack of progress on the part of the South African Department of Mineral Resources in registering the licence areas in the names of Caledonia’s local subsidiaries.  Without secure title transfers the Company does not wish to expend further funds on these properties until the tenure matter has been satisfactorily resolved, after which a revised exploration budget can be compiled and presented to the Board for its consideration.

7.	INVESTING

During 2nd quarter 2011 Caledonia invested $1,648,000 ($2,362,000 – 2010) in capital assets and mineral properties.  Of the amount invested in 2011, $612,000 ($147,000 – 2010) was spent at Nama and $1,036,000 ($2,200,000 – 2010) at Blanket.

8.	FINANCING

Caledonia financed its operations using funds on hand and those generated by its operations.  No equity fund raising is currently planned during 2011.  Blanket’s US$2.5 million loan facility from its bankers in Zimbabwe fell due for repayment on July 30, 2011.  Subject to acceptable terms and conditions being offered, Blanket is seeking a further renewal of this facility, and at the end of the 2nd quarter, $2,421,000 ($2, 355,000 – 2010) was owed by Blanket on this overdraft. The majority of the increase in the overdraft is as a result of the timing of the 2nd quarter income tax payment in Zimbabwe.

The remaining three diesel generators which were commissioned in the 2nd quarter have been funded by the supplier. It is planned that all outstanding amounts in respect of these generators will be paid before the end of 2011.

9.	LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2011, Caledonia had a working capital surplus of $4,268,000 ($2,261,000 – March 2011).  Current assets, particularly trade receivables, increased significantly during the quarter reflecting the increased level of trading activity at Blanket.  Short term borrowings from Blanket’s Zimbabwean bankers increased by $1,675,000 to $2,421,000, which is within the limit of that facility.  As of June 30, 2011 Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,878,000 ($1,919,000 – 2010).

10.      OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

11. RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions:

	Six months ended June 30
	2011		2010		2009
	$	’000	$	’000	$	’000
Management fees, and expense allowances paid or accrued to a company which provides the services of the Corporation’s President		315		276		281
Rent paid to a Company owned by members of the President’s family		25		27		23
Legal fees paid to a law firm where a Director is a partner		48		12		41

12.      CRITICAL ACCOUNTING POLICIES

The major areas where accounting estimates are made are asset impairment, asset retirement obligations and future tax liabilities.  As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of Caledonia.  The asset retirement obligations are also considered to be estimated with a reasonable degree of certainty, although the original estimations were calculated some years ago.  The asset retirement obligations estimation for Blanket was recalculated before December 31, 2010.  The estimations are accreted annually at rates between 1.7% and 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of Caledonia or its operations.

There have been no accounting policy changes adopted since January 1, 2010, except for IFRS.

12.1. Adoption of Accounting Standards and Pronouncements under IFRS

The Company’s first financial statements prepared under IFRS are the interim financial statements for the three months ended March 31, 2011, which includes full disclosure of its new IFRS policies in Note 3 to these financial statements. These financial statements also include reconciliations of the previously disclosed comparative periods financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) to IFRS as set out in Note 22.
The most significant effect of the transition to IFRS is the increase in the carrying value of the fixed assets at the transition date. As Caledonia adopted IFRS after its subsidiary companies it has to report the assets and liabilities at the values shown at subsidiary level. The increase in fixed asset values is mainly attributable to the inclusion of the Blanket Mine fixed assets at their IFRS deemed cost which resulted in an increase of $13.9 million with corresponding reductions in Eersteling and Zambia on exploration properties.

The increase in the deemed cost for Blanket Mine also resulted in an annual increase in the amortization charge of approximately $1.5 million.

13.         SECURITIES OUTSTANDING

As at August 8, 2011 the following securities were outstanding:

(1)    500,549,280 common shares issued;

(1)   Options and warrants as follows:

Number	Description	Exercise Price	Expiry Date
26,080,000	Common share purchase options	$0.07	Various until May 11, 2016
16,460,000	Common share purchase options	$0.13	January 31, 2016

As Caledonia’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, Caledonia could grant options on a further 7,514,928 shares.

14.         CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at December 31, 2010 as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation previously engaged independent consultants to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework.  Prior to this engagement, management concluded that the following disclosable material weaknesses existed and still exist as at June 30, 2011.

Segregation of duties

Prior to the end of 2009, due to limited personnel resources at the Corporation’s Africa office in Johannesburg, adequate segregation of duties within the accounting group was not achieved.  This created a risk that inaccurate entries could be made and not identified or corrected on a timely basis.  The result is that the Corporation was highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements present fairly in all material respects.  The Corporation continued to enhance and monitor this process to ensure that its financial accounting reporting system was able to prevent and detect potentially significant errors.

As a consequence of the above, an additional accounting member of staff was recruited in November 2009 to the Corporation’s Africa office in Johannesburg. This has improved but not entirely eliminated the segregation of duties and lightened the work load of existing staff and improved control of the accounting function.

Management has concluded, and the Audit Committee has agreed that taking into account the present stage of the Corporation’s development, the Corporation does not have sufficient size and scale or requirement to warrant the hiring of additional staff to correct further segregation of duties weakness at this time.  There have been no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

15.	QUALIFIED PERSONS

Dr. Trevor Pearton, BSc Eng. (Mining Geology), PhD (Geology) FGSSA, VP Exploration is the Corporation’s qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated.